UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 11-K
(Mark One)
    X
________ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (fee required)

                 For the Fiscal Year Ended December 30, 1994
                                     or
________ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

                 For the Transition Period from        to

                          Commission File No. 33-12185

                BURR-BROWN CORPORATION FUTURE INVESTMENT TRUST
                ______________________________________________
                                (Plan title)

                           BURR-BROWN CORPORATION
                           ______________________
                              (Name of Issuer)

                          6730 S. TUCSON BOULEVARD
                            TUCSON, ARIZONA 85706
                          ________________________
                        (Principal Executive Office)

FINANCIAL STATEMENTS AND EXHIBITS

Attached hereto and incorporated herein and made a part hereof are the follow-ing:

a)  Financial Statements

    1. Audited financial statements and schedules of the Burr-Brown Corpora-tion Future Investment Trust for the fiscal year ended December 30, 1994 and 1993.

b)  Exhibits

    1. Consent of Independent Auditors for incorporation by reference of Form 11K into registrant's previously filed Registration Statement No. 33-12185.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    BURR-BROWN CORPORATION
                                                    FUTURE INVESTMENT TRUST

Date:    June 28, 1995                              G. ROGER MYERS
      __________________                            _______________________
                                                    G. Roger Myers
                                                    Treasurer
                                                    and Chairman of Plan
                                                    Committee

                             Financial Statements
                          and Supplemental Schedules

                Burr-Brown Corporation Future Investment Trust

                    Years ended December 30, 1994 and 1993
                      with Report of Independent Auditors

                Burr-Brown Corporation Future Investment Trust

                             Financial Statements
                          and Supplemental Schedules

                    Years ended December 30, 1994 and 1993

                                   Contents

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . 1

Financial Statements

Statements of Net Assets Available for Plan Benefits, with
Fund Information . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Statements of Changes in Net Assets Available for Plan Benefits,
with Fund Information. . . . . . . . . . . . . . . . . . . . . . . . . 3
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . 4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes. . . . . . . . . . . . 10
Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . . 11

                         Report of Independent Auditors

Trustees and Participants
Burr-Brown Corporation Future Investment Trust

We have audited the accompanying statements of net assets available for plan benefits of the Burr-Brown Corporation Future Investment Trust as of December 30, 1994 and 1993, and the related statements of changes in net assets avail-able for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant esti-mates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for plan benefits of the Plan at December 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accep-ted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 30, 1994 and reportable transac-tions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets avaialble for plan benefits, with fund information and the statement of net assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 19, 1995
Ernst & Young, LLP

                Burr-Brown Corporation Future Investment Trust
  Statements of Net Assets Available for Plan Benefits, with Fund Information
                                                December 30, 1994
                                                Fund Information
                               _______________________________________________
                               Participant               Partici-
                                Directed      Stock       pant
                                  Funds     Bonus Fund  Loan Fund      Total
                               ___________  __________  _________  ___________
Assets
Investments at fair value
(Notes 2 and 3):
  Mutual funds                 $11,566,493  $        -  $       -  $11,566,493
  Burr-Brown Corporation
    common stock                 1,996,028   4,774,208          -    6,770,236
  Unallocated insurance
    contracts                    2,330,102           -          -    2,330,102
  Participant notes
    receivable                           -           -    477,889      477,889
  Common trust funds                22,234       8,039     47,845       78,118
                               ___________  __________  _________  ___________
Total investments               15,914,857   4,782,247    525,734   21,222,838
Receivables:
  Receivable from Burr-Brown
    Corporation                    507,378           -          -      507,378
  Interest receivable                    -           -          -            -
                               ___________  __________  _________  ___________
Total receivables                  507,378           -          -      507,378
                               ___________  __________  _________  ___________
Net assets available for
  Plan Benefits                $16,422,235  $4,782,247  $ 525,734  $21,730,216

                                               December 30, 1993
                                               Fund Information
                               _______________________________________________
                               Participant               Partici-
                                Directed      Stock       pant
                                  Funds     Bonus Fund  Loan Fund      Total
                               ___________  __________  _________  ___________
Assets
Investments at fair value
(Notes 2 and 3):
  Mutual funds                 $ 9,825,371  $        -  $       -  $ 9,825,371
  Burr-Brown Corporation
    common stock                 1,056,153   2,427,484          -    3,483,637
  Unallocated insurance
    contracts                    2,131,333           -          -    2,131,333
  Participant notes
    receivable                           -           -    280,792      280,792
  Common trust funds                31,275       7,813     14,196       53,284
                               ___________  __________  _________  ___________
Total investments               13,044,132   2,435,297    294,988   15,774,417
Receivables:
  Receivable from Burr-
    Brown Corporation              432,022           -          -      432,022
  Interest receivable                  196           -          -          196
                               ___________  __________  _________  ___________
Total receivables                  432,218           -          -      432,218
                               ___________  __________  _________  ___________
Net assets available for
  Plan benefits                $13,476,350  $2,435,297  $ 294,988  $16,206,635

See accompanying notes.

                                     - 2 -

                Burr-Brown Corporation Future Investment Trust
        Statements of Changes in Net Assets Available for Plan Benefits,
                            with Fund Information

                                         Year Ended December 30, 1994
                                               Fund Information
                              ________________________________________________
                              Participant               Partici-
                                Directed     Stock        pant
                                 Funds     Bonus Fund   Loan Fund     Total
                              ___________  __________  __________  ___________
Additions:
  Contributions:
    Employee                  $ 2,435,507  $        -  $        -  $ 2,435,507
    Employer                      507,378           -           -      507,378
  Investment income               705,616         226      27,973      733,815
                              ___________  __________  __________  ___________
                                3,648,501         226      27,973    3,676,700
Deductions:
  Benefits paid to
    terminated participants       714,481     171,985     378,740    1,265,206
   Administrative expenses         67,527           -           -       67,527
                              ___________  __________  __________  ___________
                                  782,008     171,985     378,740    1,332,733
Realized gains (losses) on
  investments (Note 3)             14,910     (41,015)          -      (26,105)
Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 3)         645,995   2,559,724           -    3,205,719
                              ___________  __________  __________  ___________

Net additions (deductions)      3,527,398   2,346,950    (350,767)   5,523,581

Interfund transfers              (581,513)          -     581,513            -
Net assets available for
  Plan benefits at beginning
  of year                      13,476,350   2,435,297     294,988   16,206,635
                              ___________  __________  __________  ___________
Net assets available for
  Plan benefits at end
  of year                     $16,422,235  $4,782,247  $  525,734  $21,730,216

                                         Year Ended December 30, 1993
                                               Fund Information
                              ________________________________________________
                              Participant                Partici-
                                Directed     Stock        pant
                                  Funds    Bonus Fund   Loan Fund    Total
                              ___________  __________  __________  ___________
Additions:
  Contributions:
    Employee                  $ 1,981,057  $        -  $        -  $ 1,981,057
    Employer                      432,022           -           -      432,022
  Investment income               971,768         248      10,221      982,237
                              ___________  __________  __________  ___________
                                3,384,847         248      10,221    3,395,316

Deductions:
  Benefits paid to
    terminated participants       775,006      97,801     213,425    1,086,232
  Administrative expenses               -           -           -            -
                              ___________  __________  __________  ___________
                                  775,006      97,801     213,425    1,086,232
Realized gains (losses) on
  investments (Note 3)            836,911     (44,572)          -      792,339
Net unrealized appreciation
  (depreciation) in fair value
  of investments (Notes 3)       (896,125)     63,852           -     (832,273)
                              ___________  __________  __________  ___________
Net additions (deductions)      2,550,627     (78,273)   (203,204)   2,269,150

Interfund transfers              (374,315)          -     374,315            -
Net assets available for
  Plan benefits at beginning
  of year                      11,300,038   2,513,570     123,877   13,937,485
                              ___________  __________  __________  ___________
Net assets available for
  Plan benefits at end
  of year                     $13,476,350  $2,435,297  $  294,988  $16,206,635

See accompanying notes.

                Burr-Brown Corporation Future Investment Trust
                         Notes to Financial Statements

                               December 30, 1994

1.  Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Burr-Brown Corporation (BBC) Future Investment Trust (the Plan) are prepared on the accrual basis.

Valuation of Investments

Investments are stated at aggregate fair value. Mutual funds, common trust funds, and shares of BBC common stock are valued based on quoted sales price on the last business day of the Plan year. Investments in unallocated insurance contracts are stated at amounts equal to contributions made, plus accrued interest, less benefits paid, which approximates market value. Participant notes receivables are valued at cost, which approximates market value.

The cost of BBC stock sold or distributed, common trust funds sold, and mutual funds sold is determined using the first-in first-out method.

2.  Description of The Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description of the Burr-Brown Corporation Future Investment Trust and/or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees immediately upon employment and provides for retirement, death, and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant is entitled to make a nontaxable salary reduction contribution from 1% to 15% of their salary (1% to 10% for highly compensated participants as defined in the Plan document), subject to limits under the tax law. Each participant's contribution (up to 10% of salary) is matched to a maximum of 25% by BBC, provided that such contributions, in the aggregate, do not exceed 10% of BBC's income prior to any reduction for matched contributions, profit shar-ing contributions, and provisions for taxes in the corresponding fiscal year.

Participant Accounts

Five accounts are maintained for each participant: an Employee Deferral Account which contains each participant's personal contributions through salary reduc-tion; a Company Matching Contribution Account which contains BBC's matching contributions; a Company Profit Sharing Contributions Account which contains the participant's share of BBC's discretionary contributions; a Loan Account; and a Stock Bonus Account which contains the participant's share of BBC stock transferred from a predecessor defined contribution plan to the Plan. The first three accounts are invested in accordance with partiticpant's instruc-tions and are presented as participant-directed funds. At the end of each quarter, the separate accounts are adjusted to reflect each participant's share of the income and gain or loss experienced by the applicable fund. The employer's matching contribution is credited annually on the basis of compen-sation to the participant's Company Matching Contribution Account and Profit Sharing Contribution account. BBC's Profit Sharing Contribution is credited annually to the participant's Company Profit Sharing Contribution Account for participants who are active employees as of year end.

Vesting

Each participant is 100% vested in their Employee Deferral Account and Stock Bonus Account. Each participant is 25% vested after one year in his or her matching contributions account with such vesting increasing by 25% each year thereafter, until the participant is fully vested after four years. All parti-cipants become fully vested in their accounts upon Plan termination. Any forfeitures incurred by participants are used to reduce future Company contri-butions.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of the participant's account. Benefits for terminated participants yet to receive benefits at December 30, 1994 was $1,902,551.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested funds. The loans are collateralized by 50% of the balance credited to the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Loan terms range from 1 to 15 years and are paid ratably through payroll deductions.

Investment Options

The Employee Deferral Account, Company Matching Contribution Account, and Company Profit Sharing Contribution Account are invested in the investment options listed in the table below at the direction of the participant. The
BBC Stock Fund represents funds invested in shares of BBC common stock. The Fixed Income Fund represents funds invested in guaranteed investment contracts. The Aggressive, Balanced, Conservative, and Maximum Growth investment options consist of various mutual funds offered by the Frank Russell Investment Company (Frank Russell) which invests in domestic and international stocks, debt instruments, investment contracts, and government securities. The mix of mutual funds in each of these Frank Russell investment options is based on guidelines established by the Plan's Board of Trustees.

The following table summarizes the activities of the participant directed funds for the years ended December 30:

                                                        1994
                    ____________________________________________________________________________
                                                         Investment
                                               Adminis-    Income
                                               trative     and Net
                                  Employee &   Expenses   Realized &
                     Balance at    Employer      and      Unrealized
                     Beginning    Contribu-    Benefits    Gains and             Balance at
                      of Year       tions        Paid      (Losses)  Transfers   End of Year
                    ___________  ___________  __________  __________  _________  ___________
BBC Stock Fund      $ 1,098,891  $   180,946  $ (172,802) $1,028,821  $(103,921) $ 2,031,935
Fixed Income Fund     5,779,078      732,068    (275,341)    340,536   (359,613)   6,216,728
Aggressive Fund       2,589,147      775,105     (78,257)         52     52,416    3,338,463
Balanced Fund         1,982,439      583,026    (148,802)    (11,760)   (33,072)   2,371,831
Conservative Fund       744,087      145,882     (60,596)     (1,830)  (173,335)     654,208
Maximum Growth Fund   1,282,708      525,858     (46,210)     10,702     36,012    1,809,070
                    ___________   __________  __________  __________  _________  ___________
                    $13,476,350   $2,942,885  $ (782,008) $1,366,521  $(581,513) $16,422,235

                                     - 6 -

                                                      1993
                      _____________________________________________________________________
                                                          Investment
                                                           Income
                                                           and Net
                                   Employee &             Realized &
                       Balance at   Employer              Unrealized
                       Beginning    Contribu-   Benefits  Gains and              Balance at
                        of Year       tions       Paid     (Losses)   Transfers  End of Year
                      ___________  __________  _________  _________  __________  ___________
BBC Stock Fund        $ 1,197,023  $  230,391  $ (13,256) $  66,828  $ (382,095) $ 1,098,891
Equity Fund             2,028,633     392,644   (115,073)   (17,358) (2,288,592)         254
Fixed Income Fund       8,074,382   1,151,671   (640,589)   757,623  (3,564,263)   5,778,824
Aggressive Fund                 -     244,746       (278)    45,220   2,299,459    2,589,147
Balanced Fund                   -     176,091          -     27,034   1,779,314    1,982,439
Conservative Fund               -      54,500     (5,810)     7,270     688,127      744,087
Maximum Growth Fund             -     163,036          -     25,937   1,093,735    1,282,708
                      ___________  __________  _________  _________  __________  ___________
                      $11,300,038  $2,413,079  $(775,006) $ 912,554  $ (374,315) $13,476,350

3. Investments

The following table represents the fair values of investments as determined by quoted market value at December 30, 1994 and 1993 and the net realized and unrealized appreciation or depreciation in each year then ended:

                                    1994                       1993
                          ________________________   _________________________
                          Net Realized               Net Realized
                               and                       and
                           Unrealized                 Unrealized
                          Appreciation               Appreciation
                         (Depreciation)     Fair    (Depreciation)     Fair
                             During       Value at      During       Value at
                            the Year    End of Year    the Year    End of Year
                           ___________  ___________   ___________  ___________
Mutual Funds               $  (367,430) $11,566,493   $  (103,811) $ 9,825,371
Burr-Brown Common Stock      3,547,044    6,770,236        85,152    3,483,637
Unallocated Insurance
  Contracts                          -    2,330,102             -    2,131,333
Participant notes
  receivable                         -      477,889             -      280,792
Common Trust Funds                   -       78,118       (21,275)      53,284
                           ___________  ___________   ___________  ___________
                           $ 3,179,614  $21,222,838   $   (39,934) $15,774,417

Net realized and unrealized appreciation (depreciation) for the years ended December 30 were comprised of the following:

                                     1994                            1993
                            ______________________    __________________________________
                                        Burr-Brown                Burr-Brown    Common
                              Mutual      Common        Mutual      Common       Trust
                               Funds       Stock         Funds       Stock       Funds
                            __________  __________    __________  __________  __________
Realized gains (losses):
  Market value of sales
   and distributions        $2,633,076  $  238,244    $3,061,077  $  434,891  $2,311,932
  Cost of sales and
   distributions             2,649,561     247,864     2,961,800     400,480   1,640,994
                            __________  __________    __________  __________  __________
                               (16,485)     (9,620)       99,277      34,411     670,938
Unrealized gains (losses):
  Beginning of year           (203,088) (1,785,788)            -  (1,836,529)    692,213
  End of year                 (554,033)  1,770,876      (203,088) (1,785,788)          -
                            __________  __________    __________  __________  __________
                              (350,945)  3,556,664      (203,088)     50,741    (692,213)
                            __________  __________    __________  __________  __________
                            $ (367,430) $3,547,044    $ (103,811) $   85,152  $  (21,275)


The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           December 30,
                                                        1994          1993
                                                     __________    __________
Mutual Funds:
Frank Russell Investment Company:
  Equity I Fund                                      $1,424,352    $1,138,576
  Equity Q Fund                                       1,454,237     1,146,688
  Fixed Income III Fund                               1,359,179     1,138,590
  Investment Contract Fund                            3,754,977     3,488,042
Unallocated Insurance Contracts:
  New York Life Insurance Company                     1,968,041     1,797,298
Common Stock:
  Burr-Brown Corporation                              6,770,236     3,483,637


4. Income Tax Status

The Internal Revenue service has ruled that the Plan qualifies, in form, under
Section 401(a) of the Internal Revenue Code (the Code) and the underlying trust is, therefore, exempt from federal income tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to retain its qualification. The Plan administrator is not aware of any events which could cause the Plan to become disqualified in operation.

5. Agreements and Transactions with Parties-In-Interest

The Plan maintains investments in BBC's common stock (the certificates of which are held by BBC) and certain common trust funds administered by First Inter-state Bank, the Plan's trustee.

In 1993, BBC paid all fees for legal, accounting and other services rendered to the Plan. In 1994, the Plan assumed responsibility for paying fund manage-ment fees; all other administrative fees were paid for by BBC.

                Burr-Brown Corporation Future Investment Trust
                Schedule of Assets Held for Investment Purposes

                               December 30, 1994

                                   Description                     Current
     Identity of Issuer           of Investment        Cost         Value
_____________________________    _______________    __________    __________
Mutual Funds:
Frank Russell Investment Company:
  Equity I Fund                   61,616 shares     $ 1,565,553   $ 1,424,352
  Equity II Fund                  30,744 shares         865,933       768,608
  Equity III Fund                 16,678 shares         465,571       403,263
  Equity Q Fund                   59,527 shares       1,579,124     1,454,237
  Fixed Income I Fund             32,780 shares         718,478       642,156
  Fixed Income II Fund             6,476 shares         121,699       116,437
  Fixed Income III Fund          145,056 shares       1,498,944     1,359,179
  International Fund              29,199 shares       1,090,011     1,000,939
  Emerging Markets Fund           20,697 shares         256,504       253,539
  Real Estate Securities Fund     17,257 shares         426,851       388,806
  Investment Contract Fund       244,479 shares       3,531,858     3,754,977
                                                    ___________   ___________
                                                     12,120,526    11,566,493
Common Stock:
  Burr-Brown Corporation *       503,136 shares       4,999,360     6,770,236
Unallocated Insurance Contracts:
  New York Life Ins. Company:
    Due June 30, 1995              9.5% yield         1,968,041     1,968,041
    Due January 31, 1995           8.39% yield          362,061       362,061
Participant notes receivable:
  Varying amounts and terms          various            477,889       477,889
                                                    ___________   ___________
                                                      2,330,102     2,330,102
Common Trust Fund:
  First Interstate Bank
    * Employee Benefit
      Reserve Fund               78,118 shares           78,118        78,118
                                                    ___________   ___________
                                                    $20,005,995   $21,222,838

* Party-in-interest

                                    - 10 -

                                Burr-Brown Corporation Future Investment Trust
                                      Schedule of Reportable Transactions
                                          Year Ended December 30, 1994


                                                                                  Expenses               Current
                                                                                  Incurred               Value of
                                                                                    with                 Asset on
                                                           Purchase     Selling   Transac-     Cost      Transac-
   Identity of Party Involved      Description of Assets     Price       Price      tion     of Asset   tion Date    Net Gain
________________________________   _____________________   ________   __________  ________  __________  __________  __________
iii)  A series of transactions
with respect to securities of
the same issue which amount in
the aggregate to more than 5% of
current value of total Plan
assets at the beginning of the
year:
  Frank Russell Investment Co:
   Investment Contract Fund        29 sales of 68,336         -       $1,077,886      -     $1,036,424  $1,077,886   $ 41,462
                                         shares

There were no transactions under categories i), ii), or iv) in 1994.
